EXHIBIT 99.1

Boeing's new 747 Creates Work for Volvo Aero

GOTEBORG, Sweden, Dec. 2, 2005 (PRIMEZONE) -- The aircraft manufacturer Boeing has decided to invest in a new and larger version of today's Boeing 747. Volvo Aero is a partner in the only engine offered to customers of Boeing's new 747-8.

To meet competition from Airbus' new A380 jumbo, Boeing's management decided to modernize and expand the current 747 aircraft. The Boeing 747-8 will be manufactured in one version for passengers and one for freight, the 747-8F.

Following extensive technical evaluation, Boeing decided to offer customers of the 747-8 only a single engine type, namely the GEnx. Boeing's decision on the 747-8 has triggered an option meaning that Volvo Aero's participation in the GEnx program will be further expanded.

The same basic engine will also be offered customers who order the Boeing 787 Dreamliner and the competing Airbus A350.

Extensive work will be required, however, to adapt the engine to the special requirements and prerequisites applying for each of these aircraft types. At Volvo Aero, a special engineering team consisting of some 50 persons has been appointed to adapt the engine for the Boeing 747-8.

Volvo Aero's responsibility in the partnership with GE with respect to the GEnx includes design, development, manufacture and product support of three advanced components: the fan hub frame, the turbine rear frame and the booster spool.

The first hardware deliveries to General Electric for the GEnx engine for the 787 will already begin in 2005. Development work has been in progress for some time in Trollhattan, Sweden and Cincinnati, Ohio in the US.

Volvo Aero has unique technology for such tasks as joining complex components based on industry-leading welding technology. This results in components with lower weight, which in turn contributes to lower fuel consumption for the GEnx.

The GEnx engine for the 747-8 will enter testing in 2007 and be placed in commercial service during 2009.

Even before work began in earnest on Boeing's upgraded 747 aircraft, orders had been received from two freight companies. Cargolux and Nippon Cargo Airlines have ordered up to 34 freight aircraft, including 18 firm orders and 16 options for the freighter version of the Boeing 747-8.

This initial order is worth in excess of 200 MSEK for Volvo Aero.

Photos on the Boeing 747-8 are available on Boeing's homepage:

http://boeingmedia.com/images/search.cfm?product_id=2325

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Aero
          Anders Nilsson, Vice President Business Development
          +46 520 94607